Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202

August 25, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Yuma Delaware Merger Subsidiary, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 5, 2016
File No. 333-212103

Dear Mr. Schwall:

We are submitting this letter on behalf of Yuma Delaware Merger Subsidiary, Inc. (the “Company” or “Yuma Delaware”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 15, 2016 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-212103) filed with the Commission on August 5, 2016 (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, eight (8) copies of Amendment No. 2 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.
Please revise to provide updated financial statements and pro forma financial information to comply with the guidance in Rule 8-08 and 11-02 of Regulation S-X.

Response: The Company has updated the financial statements of Yuma Energy, Inc. (“Yuma”) and Davis Petroleum Acquisition Corp. (“Davis”) and the pro forma financial information to comply with the guidance in Rule 8-08 and 11-02 of Regulation S-X.

Material U.S. Federal Income Tax Consequences of the Merger, page 32

2.
In the eleventh bullet point under “Completion of the Merger is Subject to Certain Conditions” on page 23, you list the receipt of the two referenced opinions among the waivable conditions. Disclose that if the condition that these opinions be received is waived, and the consequences would be material, Yuma will recirculate a revised proxy statement / prospectus and resolicit its shareholders or advise why you do not believe that would be required.

Response: The Company has revised the disclosure on pages 18, 26, 115 and 127 of Amendment No. 2 as requested.

The Merger, page 85

Background of the Merger, page 85

3.
We note your response to prior comment 7 and related revisions. If the forecasts were not material to the determination of the Boards to enter into the Merger Agreement so state and clarify how each company used the exchanged forecasts. Otherwise, comply with prior comment 7. We note, for example, the references at page 87 to the companies’ management teams’ review of “production forecasts” and to “Davis’ initial forecast of Yuma’s future performance” which was discussed on November 24, 2015.

Response: The Company has revised the disclosure on pages 86 and 87 of Amendment No. 2 to clarify that the referenced forecasts were not material to either the Yuma board of directors or the Davis board of directors and clarified that the production estimates discussed on November 24, 2015 were merely production estimates.

4.
We note your disclosure at page 91 that the second fairness opinion (regarding the exchange ratio) was obtained at the request of Davis and the Chairman of the Davis board. Please expand your disclosure to further explain why Davis made the request at that time. Also explain why the second opinion was issued as of February 10, 2016, rather than as of May 25, 2016.

Response: The Company has revised the disclosure on page 91 of Amendment No. 2 to expand the disclosure to explain the request by the Chairman of the Davis board of directors.

5.
At page 91, you suggest that on May 25, 2016, the Yuma board “also received ROTH’s additional financial analyses of the proposed transaction.” As prior comment 8 indicated, please file as exhibits any such referenced materials, or include them in the annexes.

Response: We respectfully inform the Staff that it is Yuma’s view that “ROTH’s additional financial analyses of the proposed transaction” is discussed in the section titled “The Merger – Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors.” Further, we respectively inform the Staff that it is Yuma’s view that the presentation provided by ROTH to the Yuma board of directors on May 25, 2016 consisted of introductory summations and does not constitute a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4. The presentation reflected preliminary information that was refined over several weeks and was superseded by the analyses presented by ROTH to the Yuma board of directors in connection with ROTH’s opinion that was delivered to the Yuma board of directors on May 25, 2016 and subsequently confirmed in writing, which opinions and analyses are described in detail in the Registration Statement. Yuma believes that because the information concerning the May 25, 2016 presentation does not constitute a report, opinion or appraisal materially related to the transaction that was approved by the Yuma board of directors, disclosure of such information would have the potential to mislead or confuse shareholders. Accordingly, we do not believe that it would be meaningful or appropriate to include disclosure of this information to shareholders. Also, please note that the Staff has been provided previously with the presentation dated May 25, 2016 on a supplemental basis.

Opinions of ROTH Capital Partners, LLC to the Yuma Board of Directors, page 95

6.
You suggest that the opinions by ROTH in the annex section disclose “the assumptions made, procedures followed, matters considered and limitations on the scope of the review” in connection with each opinion. Item 1015(b)(6) of Regulation M-A requires that you “furnish a summary concerning the …report, opinion or appraisal.” Such summary “must include or not be limited to…the bases for and methods of arriving at such findings and recommendations.” It is the staff’s view that this includes the assumptions underlying the opinion and that directing the investor to Annex F, rather than providing a summary of the assumptions in this section, does not comply with Item 1015(b)(6). Please revise or tell us why you believe that the current presentation complies with that Item.

Response: The Company respectfully directs the Staff’s attention to pages 95, 97 and 103 of Amendment No. 1 to the Registration Statement, which includes all but one of the assumptions set forth in each of the opinions rendered by Roth Capital Partners, LLC (“ROTH”). These assumptions remain in Amendment No. 2. In addition, the Company has revised the disclosure on page 103 of Amendment No. 2 to include this additional assumption made and set forth in each of ROTH’s opinions.

Comparable Transactions Analysis, page 97

7.
Please revise to identify the eleven transactions considered, or explain why this information is omitted.

Response: The Company has revised the disclosure on page 97 of Amendment No. 2 to identify the eleven transactions ROTH considered in its analyses.

8.
With regard to the same analysis that ROTH performed in the second fairness opinion, you include this discussion at page 100: “Further, ROTH proportionally risked the valuation metrics of the average Proved Reserves Value and the average Production Value based on the West Texas Intermediate Oil Price, or WTI Oil Price, of $30.00 per barrel, to adjust for, and more accurately reflect, the current market conditions.” Please clarify the reference to “current market conditions,” insofar as elsewhere you indicate that both opinions were rendered to be as of February 10, 2016.

Response: The Company has revised the disclosure on page 100 of Amendment No. 2 to clarify that ROTH did not adjust the valuation metrics relating to Yuma or Davis. Rather, ROTH solely proportionally risked such valuation metrics for the underlying eleven precedent transactions due to the fluctuation of oil prices during the time periods surrounding each of the eleven precedent transactions and the time the first fairness opinion was delivered, in order to provide for a more equal comparison given such market conditions due to the fluctuation of oil prices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yuma, page 147

Liquidity and Capital Resources, page 157

9.
The disclosure on page 157 indicates that Yuma currently plans to defer drilling the three wells previously scheduled for 2016 due in part to the current commodity prices. Please tell us if these wells are economically viable based on the commodity prices that existed at fiscal year-end 2015 or, if true, that Yuma’s decision to delay development is dependent upon an improvement in the current commodity prices.

Response: The Company informs the Staff that the three wells previously scheduled for 2016 were economically viable based on commodity prices that existed at fiscal year-end 2015. Yuma’s subsequent decision to delay the development of the three wells originally planned for 2016 was the result of several changed conditions subsequent to fiscal year-end 2015. While the decline of commodity prices was one factor, delays in obtaining the necessary permits to drill, and limitations of Yuma’s liquidity as a result of timing and expenses associated with the merger agreement, also contributed to Yuma’s decision to delay the development of these wells.

10.
To the extent that the delay in drilling the deferred wells results in converting the related proved undeveloped reserves to developed status beyond five years from initial disclosure, tell us the net quantities of reserves affected and explain to us why you believe these quantities meet the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X.

Response: The Company informs the Staff that the delay in drilling the deferred wells will not result in converting the related unproved developed reserves to developed status beyond five years from initial disclosure. The Company believes that these undrilled locations meet the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X because they are part of a development plan that was adopted that schedules the proved-undeveloped reserves to be converted to proved-developed status within five years from initial disclosure. This belief is reinforced when considering that their delay will not cause the conversion to proved-developed status to occur beyond five years from their initial disclosure.

11.
The disclosure of page 157 states “Yuma believes that there is a reasonable expectation that it will have the financial resources required to develop all of its undeveloped reserves disclosed as of December 31, 2015 because certain of its properties will be cash flow positive in the first year of production and thus self-funding after the first few wells have been drilled.” Please provide us with the cash flow analysis supporting your statement, including the price and cost schedule and assumptions on which your analysis is based.

Response: The cash flow analysis, including the price and cost schedule and related assumptions, is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these rules, the materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. The materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

12.
Explain to us how the cash flow analysis that supports your conclusion that your development activities will be self-funding would be affected by each of the following recent developments:
●
notice that a third party exercised its option under the July 31, 2013 participation agreement for a four percent working interest in the Greater Masters Creek Area as disclosed on page 67,
●
the payment of the interest on the approximately $29.8 million of borrowings outstanding under Yuma’s existing credit facility as disclosed on page 157,
●
the reduction in proved reserves associated with termination of the leases related to the 14 Austin Chalk wells currently shut-in due to low commodity prices as disclosed on page F-44,
●
the reduction in proved reserves associated with termination of the leases related to certain non-operated wells in Rapides and Vernon Parishes, Louisiana, shut-in due to current economic conditions as disclosed on page F-44, and
●
the costs related to drilling a well or deferred development payments to extend the expiration of certain acreage subject to expiration July 1, 2016 or, if the lease acreage expires, the reduction in the number of proved undeveloped locations and associated reserves as disclosed on page F-44.

Response: The cash flow analysis and support for the Company’s conclusions that the development activities would be self-funding and would not be affected by the above factors is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with these rules, the materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. The materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

13.
Please tell us why there is a reasonable expectation of obtaining a borrowing base of not less than $44.0 million in light of the current commodity prices and the redeterminations that have occurred during 2016 in Yuma’s borrowing base as described on page 46 and in Davis’ senior bank credit facility as described on page F-118. See Rule 4-10(a)(26) of Regulation S-X.

Response: The Company informs the Staff that it believes there is a reasonable expectation of obtaining a borrowing base of not less than $44.0 million as a result of several meetings and discussions it has had with Yuma’s current lenders and other lenders who would participate in the lending group. Furthermore, Davis believes that its borrowing base under its current senior bank credit facility is not indicative of the current borrowing base value of its oil and gas assets. Thus, Davis believes that its borrowing capacity is significantly larger than its current borrowing base.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Davis, page 168

Liquidity and Capital Resources, page 176

14.
We note the disclosure on page 176 that states “Davis anticipates that its cash obligations with respect to development of its wells will be provided by Davis’ operating cash flows, in accordance with its internal estimates and its capital expenditures budget” appears to be based on internal estimates using the 2015 year-end SEC pricing. Please tell us if there is a reasonable expectation that Davis can meet its obligations with respect to development of its wells from operating cash flows based on the commodity prices that existed at fiscal year-end 2015.

Response: The Company informs the Staff that, based on Davis’ internal estimates based on commodity prices that existed at fiscal year-end 2015, Davis continues to anticipate that its cash obligations with respect to development of its wells will be provided by Davis’ operating cash flows.

Management of the Combined Company Following the Merger, page 179

Corporate Governance of Yuma Delaware Following the Merger, page 187

Classes of Directors, page 187

15.
Please revise the table to supply the omitted information, including the class of each director nominee.

Response: The Company has revised the disclosure on page 188 of Amendment No. 2 as requested.

16.
If there are any agreements to retain the same directors for purposes of the first annual meeting of stockholders, disclose the particulars. It appears that Davis will be able to control the selection of all future directors given its voting control and ability to act by written consent and could decide at the first meeting to replace those directors in the class for which the initial terms would then be expiring.

Response: The Company has revised the disclosure on page 188 of Amendment No. 2 to disclose that no agreements are in place to retain the same directors for purposes of the first annual meeting of stockholders of the Company or any subsequent meeting of stockholders.

Exhibits 8.1 and 8.2

17.
We note the provision in each opinion that “[t]his Opinion may be withdrawn if we do not receive the Representation Certificates dated on or prior to the date of this Opinion confirming the accuracy of the representations set forth therein.” The staff assumes that the Representation Certificates will be received prior to issuance of the opinions and the effectiveness of the registration statement. If that is not the case, then it is the staff’s view that withdrawal of the opinions subsequent to effectiveness of the registration statement would constitute a material change requiring revision of the registration statement and recirculation of the prospectus. Please advise.

Response: The Company informs the Staff that the Representation Certificates have been received by Jones & Keller, P.C. and Porter Hedges LLP. The Company agrees that any withdrawal of the opinions subsequent to effectiveness of the Registration Statement would constitute a material change requiring revision of the Registration Statement and recirculation of the prospectus.

* * *

In addition, the Company hereby acknowledges that:

●           should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●           the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing answers adequately address the Staff’s comments. As noted above, we are concurrently submitting Amendment No. 2 to the Registration Statement. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, or Adam J. Fogoros by telephone at (303) 573-1600 or by e-mail at adamf@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt
Reid A. Godbolt

cc via email:	Mark Wojciechowski, Esq.
Kimberly Calder, Esq.
John Hodgin, Petroleum Engineer
Lisa Krestynick, Esq.
Timothy S. Levenberg, Esq.